William M. Beaudoin

(617) 854-2337

William.Beaudoin@ropesgray.com

April 10, 2019

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Samantha Brutlag

Re:        GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On March 19, 2019, Samantha Brutlag of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Renee Laws and William Beaudoin of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 205 under the Securities Act of 1933, as amended, and Amendment No. 251 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment 205/251”) relating to GMO Alternative Allocation Fund (the “Fund”), a new series of the Trust. The Registrant’s responses to the Staff’s comments are set forth below.

General Comments

1.       Comment: Please provide the Staff with the Fund’s completed annual fund operating expenses table and expense example prior to the effective date of the Registration Statement.

Response: The Fund’s completed annual fund operating expenses table and expense example are set forth below.

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Annual Fund operating expenses

(expenses that you bear each year as a percentage of the value of your investment)

	Class III	Class IV	Class V	Class VI
Management fee	0.73%[1]	0.73%[1]	0.73%[1]	0.73%[1]
Shareholder service fee	0.15%[1]	0.105%[1]	0.085%[1]	0.055%[1]
Other expenses	0.50%[2]	0.50%[2]	0.50%[2]	0.50%[2]
Acquired fund fees and expenses (underlying fund expenses)	0.10%[3]	0.10%[3]	0.10%[3]	0.10%[3]
Total annual fund operating expenses	1.48%[2]	1.44%[2]	1.42%[2]	1.39%[2]
Expense reimbursement/waiver	(0.56)%[1,2]	(0.56)%[1,2]	(0.56)%[1,2]	(0.56)%[1,2]
Total annual fund operating expenses after expense reimbursement/waiver	0.92%[2]	0.88%[2]	0.86%[2]	0.83%[2]

1Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) has contractually agreed to waive its fees and/or reimburse the Fund to the extent that the Fund’s total annual fund operating expenses (after applying all other contractual and voluntary expense limitation arrangements in effect at the time) exceed the following amounts for each class of shares, in each case representing the average daily net assets for the indicated class of shares: 0.92% for Class III shares; 0.875% for Class IV shares; 0.855% for Class V shares; and 0.825% for Class VI shares (each, an “Expense Cap”). Fees and expenses of the “non-interested” Trustees and legal counsel and independent compliance consultant to the “non-interested” Trustees, investment-related costs (such as brokerage commissions, interest, and acquired fund fees and expenses), taxes, litigation and indemnification expenses,  judgments, and other extraordinary or non-recurring expenses not incurred in the ordinary course of the Fund’s business, are excluded from the Expense Cap. GMO also has contractually agreed to waive or reduce the Fund’s management fees and shareholder service fees to the extent necessary to offset the management fees and shareholder service fees paid to GMO that are directly or indirectly borne by the Fund or a class of shares of the Fund as a result of the Fund’s direct or indirect investments in other series of GMO Trust (“GMO Funds”). Management fees and shareholder service fees will not be waived below zero. The reimbursement and waiver arrangements described above, including the Expense Cap, will remain in effect through at least June 30, 2020 and may not be terminated prior to this date without the action or consent of the Trust’s Board of Trustees.

2  The amounts represent an annualized estimate of the Fund’s operating expenses for its initial fiscal year.

3 The amounts represent an annualized estimate of the Fund’s acquired fund fees and expenses for its initial fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, regardless of whether or not you redeem your shares at the end of such periods.  The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same as those shown in the table. The one year amounts shown reflect the expense reimbursement and waiver noted in the expense table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class III	$94	$424
Class IV	$90	$411
Class V	$88	$405
Class VI	$85	$396

2.       Comment: The Staff notes that the description of the Fund’s “Principal investment strategies” in the Fund Summary section of the Prospectus states that the Fund may invest in other funds. Will an “Acquired Fund Fees and Expenses” line be added to the annual fund operating expenses table? If not, please explain why not.

Response: The Registrant confirms that an “Acquired Fund Fees and Expenses” line will be added in the annual fund operating expenses table.

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3.       Comment: Please consider adding a put option strategy risk in “Principal risks of investing in the Fund” in the Fund Summary section of the Prospectus.

Response: The Registrant has addressed the principal risks of the Fund’s put option writing strategy within its existing “Principal risks of investing in the Fund” disclosure.

4.       Comment: The Staff notes that if the Fund writes a call option and does not hold the underlying security or instrument, the Fund’s loss is theoretically unlimited. Consider disclosing this risk.

Response: The Registrant notes that the following disclosure is in the section of the Prospectus titled “Description of Principal Risks – Derivatives and Short Sales Risk – Options”:

“If the Fund writes a call option and does not hold the underlying security or instrument, the Fund’s potential loss is theoretically unlimited.”

5.       Comment: The Staff notes that the second to last paragraph in “Principal investment strategies” in the Fund Summary section of the Prospectus states the following:

“The Fund may invest in securities of any credit quality (including below investment grade securities (commonly referred to as “junk bonds”). The Fund may invest in securities of companies of any market capitalization.”

Please add disclosure to this paragraph stating that the Fund may invest in securities of any maturity, if accurate, or otherwise disclose the maturity parameters applicable to the Fund’s investments.

Response: The Registrant has amended the second to last paragraph in “Principal investment strategies” in the Fund Summary section of the Prospectus as follows:

“The Fund may invest in securities of any credit quality (including below investment grade securities (commonly referred to as “junk bonds”)) or maturity. The Fund may invest in securities of companies of any market capitalization.”

6.       Comment: The Staff notes the disclosure in the Fund’s “Principal investment strategies” in the Fund Summary section of the Prospectus that “the Fund typically has gross investment exposures in excess of its net assets (i.e., the Fund typically is leveraged) and therefore is subject to heightened risk of loss.” Please consider making this disclosure more prominent.

Response: The Registrant believes the inclusion of the referenced disclosure in the Fund’s “Principal investment strategies” section gives it sufficient prominence. The Registrant further notes that “Leveraging Risk” is prominently disclosed in “Principal risks of investing in the Fund” in the Fund Summary section of the Prospectus. The Registrant therefore respectfully declines to make the requested change.

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7.       Comment: The Staff notes that the Fund includes the following disclosure in the lead-in paragraph to the “Principal risks of investing in the Fund” section of its Fund Summary:

“The Fund is a non-diversified investment company under the Investment Company Act of 1940, as amended, and therefore a decline in the market price of a particular security held by the Fund may affect the Fund’s performance more than if the Fund were a diversified investment company.”

Please consider adding “Non-Diversified Fund Risk” as a standalone principal risk and disclosing that the Fund is non-diversified in “Principal investment strategies” in the Fund Summary section of the Prospectus.

Response: The Registrant respectfully submits that the referenced disclosure is sufficient disclosure regarding the Fund’s non-diversified status and complies with Form N-1A. The Registrant believes that the placement of this disclosure in the lead-in paragraph delineates this risk from the other principal risks, which are generally based on the Fund’s principal investment strategy, as opposed to the way the Fund is classified under the 1940 Act and notes that “Non-Diversified Funds” risk is included as a standalone risk in the section entitled “Description of Principal Risks” of the Fund’s Prospectus. Therefore, the Registrant respectfully declines to make the requested changes.

8.       Comment: In the section captioned “Principal risks of investing in the Fund—Credit Risk” in the Fund Summary, please consider disclosing that below investment grade securities are commonly referred to as “high yield” or “junk bonds” or adding a standalone high yield risk.

Response: The requested change will be made.

9.       Comment: The “Management of the Fund” section of the Prospectus discloses that Ben Inker has been a portfolio manager of the Fund since the Fund’s inception. Please include the year of the Fund’s inception.

Response: The Registrant has amended the “Management of the Fund” section of the Prospectus to add the year of the Fund’s inception.

Comments Relating to Fund Investments in a Wholly-Owned Foreign Subsidiary

10.       Comment: The Staff notes that the Fund expects to invest in a wholly-owned subsidiary that is treated as a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes (the “Subsidiary”). Please confirm that the Fund will comply with the investment policies provisions of Section 8 of the 1940 Act and the capital structure requirements of Section 18 of the 1940 Act on a consolidated basis, including the holdings of the Fund’s Subsidiary.

Response: The Registrant confirms that the Fund will comply with the investment policies provisions of Section 8 of the 1940 Act and the capital structure requirements of Section 18 of the 1940 Act on a consolidated basis, including the holdings of its Subsidiary.

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11.       Comment: Please confirm that each investment adviser to the Subsidiary complies with Section 15(c) of the 1940 Act relating to investment advisory contracts as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser should be filed as an exhibit to the Fund’s Registration Statement. If the same person is the investment adviser to the both Fund and the Subsidiary, then for purposes of complying with 15(c) of the 1940 Act, the reviews of the Fund’s and Subsidiary’s investment advisory agreements may be combined.

Response: The Registrant confirms that it will file the investment advisory agreement between Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) and the Subsidiary as an exhibit to the Trust’s Registration Statement.

The Registrant notes that the Fund’s investment advisory agreement with GMO was approved by the Registrant’s board of trustees and complies with Section 15(c) of the 1940 Act in all material respects. With respect to any investment advisory agreement between GMO and the Subsidiary, the Registrant notes that such agreements are not themselves governed by the 1940 Act, as the Subsidiary likely will be excepted from the definition of investment company by Section 3(c)(7) of the 1940 Act. The Registrant notes that the Registrant’s board of trustees will review the terms of the investment advisory agreement between GMO and the Subsidiary and, if warranted, approve those terms at an in-person meeting prior to the Fund’s use of the Subsidiary.

12.       Comment: Please confirm supplementally that any Subsidiary will comply in all material respects with the affiliated transaction and custody requirements set forth in Section 17 of the 1940 Act. Please identify the custodian of the Subsidiary.

Response: The Registrant confirms that the Subsidiary will comply in all material respects with the affiliated transaction and custody requirements set forth in Section 17 of the 1940 Act and the rules thereunder. State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111, serves as custodian for the Subsidiary.

13.       Comment: Please disclose whether the Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) with respect to the Subsidiary and, if not, please disclose the basis for the Registrant’s determination as to the characterization of the Subsidiary’s income, for U.S. federal income tax purposes.

Response: The Registrant confirms that it has neither sought nor obtained a private letter ruling from the IRS with respect to the Subsidiary. The Registrant notes that on March 18, 2019 the Treasury Department and Internal Revenue Service issued final regulations that provide that the gross income that a regulated investment company (“RIC”) (like the Fund) derives from its investments in CFCs (like the Subsidiary) is treated as “qualifying income” for purposes of a RIC’s 90% gross income requirement (i) to the extent that the CFC distributes its income in cash on a timely basis, and (ii) to the extent the CFC’s income is not so distributed, if such gross income is derived with respect to the RIC’s business of investing in stock, securities, or currencies. The Registrant relies on these regulations as the basis for its determination as to the characterization of the Subsidiary’s income for U.S. federal income tax purposes.

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14.       Comment: Please disclose that the principal investment strategies and principal risks of the Subsidiary are substantially similar to those of the Fund; or, alternatively, confirm supplementally that they are appropriately reflected in the Fund’s Registration Statement.

Response: The Registrant confirms that the principal investment strategies and principal risks of the Fund’s Subsidiary are appropriately reflected in the Fund’s Registration Statement. The Registrant believes that current disclosure is consistent with Form N-1A and adequately describes the principal investment strategies and risks of all of Fund’s investments on a consolidated, aggregate basis, including investments in the Fund’s Subsidiary.

15.       Comment: Please confirm that the Fund’s financial highlights, when available, will be calculated and presented on a consolidated basis, including information relating to the Subsidiary.

Response: The Registrant confirms that the Fund’s financial highlights, when available, will be calculated and presented on a consolidated basis, including information relating to the Subsidiary.

16.       Comment: Please confirm supplementally that (a) the Subsidiary’s management fee, including any performance fee, will be included in the Fund’s management fee in the annual fund operating expenses table, and that the Subsidiary’s expenses will be included in the “Other expenses” line in the annual fund operating expenses table; (b) the Subsidiary’s board of directors will appoint an agent for service of process in the United States; and (c) the Subsidiary will maintain duplicate copies of its books and records at an office located within the United States, and the SEC and its Staff will have access to the books and records consistent with the requirements of Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant confirms each of the three requested items.

* * * * * *

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq., Ropes & Gray LLP

Sarah Clinton, Esq., Ropes & Gray LLP

Renee Laws, Esq., Ropes & Gray LLP